

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

William Lei Ding
Chief Executive Officer
NetEase, Inc.
Building No. 7, West Zone,
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

> **Re:** **NetEase, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 20, 2018**
> **File No. 0-30666**

Dear Mr. Ding:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Note 2. Principal Accounting Policies

(l) Intangible Assets, page F-16

1. Please tell us what consideration you gave to providing the disclosures required by ASC 350-30-50-1, ASC 350-30-50-2 and ASC 350-30-50-4.

Note 21. Commitments and Contingencies

(b) Litigation, page F-32

2. Please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

Note 22. Dividends, page F-32

3. Please explain to us why the amounts of dividends declared and paid during 2016 and 2017 disclosed in the first paragraph differ from the amounts disclosed in the consolidated statements of cash flows and of shareholders' equity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Charles Yang, Chief Financial Officer